SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2011

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

This report on Form 6-K is incorporated by reference in the Registration
Statement on Form F-3 of Petróleo Brasileiro -- Petrobras (No. 333-163665).

Clarification on News: Abreu Lima Refinery

Rio de Janeiro, September 13, 2011, Petróleo Brasileiro S.A. – Petrobras, in response to CVM Official Letter 326/2011, clarifies about news published by the Brazilian press about the participation of Petróleos de Venezuela (PDVSA) in the Abreu e Lima Refinery.

As informed by the Company on March 26, 2008, Petrobras and PDVSA executed an agreement which established the basis of for a partnership to build the Refinery. According to the agreement, Petrobras would have a 60% interest while PDVSA would have a 40% interest in the company to be established.

To start the Project, Petrobras formed the company Refinaria Abreu e Lima S.A (Abreu e Lima), currently 100% controlled by Petrobras Group. The Company also confirms that it obtained a loan in 2009 from the Brazilian Development Bank – BNDES to finance the construction of the Refinery, as informed in its Financial Statements.

For the participation of PDVSA in the partnership, PDVSA needs to acquire 40% of the interest in Abreu e Lima, thus assuming 40% of the debt undertaken, as well as all the contractual obligations resulting from it, including the guarantees required by BNDES.

Considering the investment needs to proceed the construction of the refinery, Petrobras confirms that it is negotiating a deadline with PDVSA to execute the transaction described above.

Petrobras will disclose all the information regarding the sale of the interest of Abreu e Lima when it takes place, complying with the requirements of the Brazilian legislation.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 13, 2011
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.